================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                          (Amendment No.____________)*


                               Emcore Corporation
             ------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    290846104
             ------------------------------------------------------
                                 (CUSIP Number)


                               November 30, 1998
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /    Rule 13d-1(b)

   /x/    Rule 13d-1(c)

   / /    Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13G

CUSIP No. 290846104                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            n.v. Union Miniere s.a.
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 0
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            642,857
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  0
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 642,857
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            642,857
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.4%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 290846104                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Union Miniere Inc.
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 0
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            642,857
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  0
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 642,857
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            642,857
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.4%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 290846104                                            Page 4 of 8 Pages


Item 1.     (a)   Name of Issuer:

                  Emcore Corporation (the "Issuer")

            (b)   Address of Issuer's Principal Executive Offices:

                  394 Elizabeth Avenue
                  Somerset, NJ 08873

Item 2.     (a)   Name of Persons Filing:

                  This statement is being filed by n.v. Union Miniere s.a. and by Union Miniere Inc.

            (b)   Address of Principal Business Office or, if None, Residence:

                  The principal business office of n.v. Union Miniere s.a. is located at Rue de Marais, Broekstraat 31, B-1000 Brussels, Belgium.

                  The principal business office of Union Miniere Inc. is located at 13847 West Virginia Drive, Lakewood, Colorado 80228.

            (c)   Citizenship:

                  n.v. Union Miniere s.a. is organized under the laws of Belgium.

                  Union Miniere Inc. is organized under the laws of the state of Delaware.

            (d)   Title of Class of Securities:

                  This filing relates to shares of Common Stock, no par value, of the Issuer ("Common Stock").

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/

CUSIP No. 290846104                                            Page 5 of 8 Pages

Item 4.     Ownership:

            As of December 10, 1998, n.v. Union Miniere s.a. and Union Miniere Inc. each beneficially own in the aggregate the following:

            (a)  Amount Beneficially Owned:
                 642,857 shares of Common Stock

            (b)  Percent of class:
                 6.4%

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:
                       0

                 (ii)  Shared power to vote or to direct the vote:
                       642,857

                 (iii) Sole power to dispose or to direct the disposition of:
                       0

                 (iv)  Shared power to dispose or to direct the disposition of:
                       642,857

Item 5.     Ownership of Five Percent or Less of Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A.

CUSIP No. 290846104                                            Page 6 of 8 Pages


Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 290846104                                            Page 7 of 8 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 9, 1998                         n.v. Union Miniere s.a.


                                               /s/ Arnoud de Pret
                                               ---------------------------
                                               Arnoud de Pret
                                               Corporate Vice President Finance

                                               /s/ Alain Godefroid
                                               ---------------------------
                                               Alain Godefroid
                                               Corporate Vice President Legal &
                                               Environmental Affairs


Date: December 9, 1998                         Union Miniere Inc.


                                               /s/ Arnoud de Pret
                                               ---------------------------
                                               Arnoud de Pret
                                               President

                                               /s/ Marc Van Sande
                                               ---------------------------
                                               Marc Van Sande
                                               Director

CUSIP No. 290846104                                            Page 8 of 8 Pages

                                    EXHIBIT A


         Identification of Subsidiary and Agreement Regarding Joint Filing



         Union Miniere Inc. is the record owner of all 642,857 shares of Emcore Corporation Common Stock to which this filing relates. Union Miniere s.a. directly or indirectly owns virtually all of the outstanding shares of Union Miniere Inc.


         Union Miniere s.a. and Union Miniere Inc. hereby agree to file this schedule jointly pursuant to Rule 13d-1(k)(1).


Date: December 9, 1998                         n.v. Union Miniere s.a.


                                               /s/ Arnoud de Pret
                                               ---------------------------
                                               Arnoud de Pret
                                               Corporate Vice President Finance

                                               /s/ Alain Godefroid
                                               ---------------------------
                                               Alain Godefroid
                                               Corporate Vice President Legal &
                                               Environmental Affairs


Date: December 9, 1998                         Union Miniere Inc.


                                               /s/ Arnoud de Pret
                                               ---------------------------
                                               Arnoud de Pret
                                               President

                                               /s/ Marc Van Sande
                                               ---------------------------
                                               Marc Van Sande
                                               Director